Mail Stop 3561

April 20, 2007

Dr. Marlene Krauss, Chief Executive Officer
KBL Healthcare Acquisition Corp. III
757 Third Avenue, 21st Floor
New York, New York 10017

> **Re: KBL Healthcare Acquisition Corp. III**
> **Registration Statement on Form S-1**
> **Filed on March 16, 2007**
> **File No. 333-141342**

Dear Dr. Krauss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us the factors that were considered in the decision to value the offering at $100,000,000 and to place $96,975,000 in the trust account to effect the business combination contemplated by the registration statement. It appears to the staff that these determinations were not arbitrary and we would like to know the specific underlying factors and motivations.

2.   The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning less than 30% of the shares sold in the offering exercise their conversion rights. Please provide clear disclosure throughout the prospectus that this requirement is different from the

terms of a traditional SPAC and add a risk factor. Also provide clear disclosure in the summary and business sections that this will make it easier for a business combination to be approved.

3.   In the proposed business section, we note that you have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of your higher conversion threshold.

4.   In the appropriate section, please revise to discuss the process, if applicable, for tendering shares when shareholders vote against a proposed business combination and elect to convert their shares. If the common shares for which conversion rights are exercised must be tendered to the company's transfer agent prior to the stockholders meeting, please revise the disclosure, as applicable, in the summary, risk factors and business sections as follows:

   a. Contrast your procedures for conversion with the conversion process of the traditional SPACs.

   b. Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of the conversion.

   c. Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

   d. Discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their conversion rights before the vote must tender their shares prior to the stockholders meeting.

   e. Please include any relevant risk factors.

5.   We note the statement that, if the company issues securities in order to consummate a business combination, KBL stockholders could become minority shareholders of the combined company. See page 2. Please add this disclosure elsewhere, as appropriate, see, e.g., the section on effecting a business combination on page 41. Add a risk factor concerning minority ownership.

6.   The staff notes that some of the officers/directors of the company disclose a significant level of experience derived from their existing and continuing involvement with KBL Healthcare Ventures, a venture capital firm that manages the KBL Healthcare venture capital funds, and the KBL Healthcare funds. The prospectus discusses the potential conflicts of interest that arise from these

multiple affiliations for Dr. Krauss, Dr. Berk and Mr. Kaswan, respectively. Please provide similar information for Ms. More and Mr. Williamson. Specifically, identify their potential conflicts of interest in relation to the company. For each listed entity, state the priority and preference that it has vis-à-vis the company with respect to the presentation of business opportunities.

7.   We note that the company is the third blank check company formed by Dr. Berk and Dr. Krauss to acquire a healthcare business and the second blank check company in which Mr. Kaswan has participated. See pages 2-3. Ms. More and Mr. Williamson, each a director of the company, have also "been involved in other blank check companies similar to ours that have successfully completed business combinations." See page 40. In addition, the company's executive officers and directors do not have employment or consulting agreements with the company, and have no obligation to devote any specific number of hours to the company's affairs. See, e.g., pages 21, 49. These individuals may in the future become affiliated with entities, including blank check companies, engaged in activities similar to those that the company intends to pursue in the health industry. See page 21. Please state whether any of these individuals is currently contemplating the organization of, or participation in, another/other blank check company(ies). Add this information to the prospectus elsewhere, as appropriate.

8.   We note the disclosure on pages 40-41 concerning the principals' involvement in similar, previously formed blank check companies. We believe that further disclosure concerning these companies and the principals' participation in them is appropriate. Accordingly, with respect to each blank check company, please:

   a.   summarize the key terms of the merger agreement, including details regarding contingent payments;

   b.   state the percentage of shares voted in favor of the business combination, excluding management shares;

   c.   state the percentage of shares for which conversion rights were exercised; and

   d.   discuss the materials terms of any consulting or employment agreements between KBL III's management and the combined company following the business combination.

9.   Please include the disclosure required by Item 507 of Regulation S-K.

10.   We note that the prospectus mentions the possibility of a combination with a company located outside of the United States. See, e.g., pages 25-26. Please add

this disclosure, or expand upon it, elsewhere in the prospectus, as appropriate. See, e.g., page 37 ("The healthcare industry constitutes a large and growing segment of the United States economy."), page 38 (brief paragraph concerning "internationalization").

11.   The staff requests that, prior to the effectiveness of the registration statement, we receive a copy of the letter from the NASD, or a call, stating that the NASD has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Table of Contents, page i

12.   Please delete the dealer prospectus delivery obligation from this page and include it instead on the outside back cover page of the prospectus, as required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

Our Company, page 1

13.   We note the disclosure that the company will not acquire less than a controlling interest. Please revise the disclosure to clarify whether such controlling interest may be less than a majority of the outstanding voting rights of an acquisition candidate.

Private Placement, page 3

14.   Please state whether any individual purchaser may borrow funds to purchase warrants and, if so, whether the warrants will be pledged as collateral for such borrowed funds, if any.

Risk Factors, page 18

15.   Please revise the risk factor "An effective registration statement may not be in place ..." on page 18 to clarify that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

16.   Please revise the risk factor "We may choose to redeem …" on page 19 to specifically address the fact the company could redeem the warrants while a prospectus is current on the redemption date, but the warrant holders may not be able to exercise the warrants during a 30-day period prior to the redemption date (e.g. notice period) as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder

may receive much less than fair value for the instrument if redeemed by the company.

Prior Involvement of Principals in Blank Check Companies, page 40

17.   The prospectus states on page 41 that, whereas neither Dr. Berk nor Mr. Kaswan is continuing with KBL II, Dr. Krauss is chairman of the company's board of directors pursuant to a three-year employment agreement. Please state whether Ms. More and/or Mr. Williamson, both of whom acted as special advisors to KBL II prior to its merger with Summer, have retained employment in some capacity with the combined company.

Effecting a Business Combination, page 41

18.   In the first paragraph under the subheading "We Have Not Identified a Target Business" on page 42, please discuss whether any of the special advisors have engaged in discussions on the company's behalf regarding the possibility of a potential merger or conducted any research on the company's behalf. In addition, in the disclosure under the subheading "Sources of Target Businesses" on page 43, please discuss whether there are any entities affiliated with any of the special advisors that the company would consider as a business combination target.

Sources of Target Businesses, page 42

19.   On page 43, the prospectus states that the company may consider a business combination with a target business that is affiliated with the company's officers, directors, special advisors, or stockholders. Please state the factors that would lead to such consideration, e.g., the company would consider such a business combination only after exploring other transactions with nonaffiliated companies.

Limited Ability to Evaluate the Target Business' Management, page 45

20.   Please identify the individuals who may remain in senior management or advisory positions with the combined company.

Management, page 54

21.   Under the entry for Mr. Williamson on page 55, please describe in greater detail the portfolio of Commerce Health Ventures, L.P.

22.   For each of the listed special advisors, please describe his or her business experience during the past five years, including dates of employment.

23.   Please identify those directors that are independent as required by Item 407(a) of Regulation S-K. If the directors cannot be identified, please explain why.

Principal Stockholders, page 61

24.   We note that Zachery Berk and Marlene Krauss are husband and wife and that Eli Berk is their son. Please revise the beneficial ownership table to indicate the beneficial ownership of the shares held by Zachery Berk and Marlene Krauss as pursuant to Item 403 of Regulation S-K and Release No. 33-4819. That release state that generally a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Please revise accordingly.

25.   Please explain the purpose of the "private sale" exception with respect to a sale or transfer of initial shares. See page 62. State whether a purchaser would be a relative, associate or affiliate of the seller. Provide a copy of any proposed sale agreement for the staff's review.

26.   Please clarify whether a purchaser would receive any portion of the liquidation proceeds in the event of a liquidation. State also whether a purchaser would have conversion rights for shares purchased.

Underwriting, page 76

27.   We note the contingent nature of part of the underwriter's compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial Statements

General

28.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Exhibits

Exhibit 10.2 Letter Agreement

29.   We note that Exhibit A, which provides information concerning the professional
        activities of Ms. Krauss, states that since November 1998, she "co-founded or has
        served on the board of directors of several of KBL Healthcare Management's
        portfolio companies." Please add this information to the prospectus. Also
        provide further information concerning the portfolio companies of KBL
        Healthcare Management. See also Exhibit A to Exhibit 10.3 (same).

Exhibit 10.19 Letter Agreement

30.   We note that Mr. Epstein is not among the initial shareholders identified on page
        63 of the prospectus and elsewhere; he is instead identified as a special advisor on
        page 56. Please address the apparent inconsistency.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Fax: (212) 818-8881